can run efficiently on almost any fuel, including net-zero carbon-emission options like hydrogen and methanol. The Power Cube combines our revolutionary engine platform with commercially available axial flux motor technology to create an ultra-efficient hybrid-electric powertrain. This innovative system is capable of generating up to 100 kilowatts of power from a one-square-meter unit, weighing approximately 100 kilograms.



Help us power the future with an engine built for efficiency, clean fuels, and uncompromised performance.



Help Build the Future of Clean Power

Alpha-Otto is developing breakthrough hydrogen engine technology—and now **you can be part of developing this tech.** We're inviting our community to express interest in investing through Wefunder.

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We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.